Exhibit 99.1

Lombard Medical Appoints Jonathan Hornsby as Vice President, Sales & Marketing

Veteran European Sales Manager of Endovascular Aneurysm Repair Market with Extensive Clinical and UK Experience

OXFORDSHIRE, England--(BUSINESS WIRE)--September 20, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular aortic aneurysm repair products, today announced the appointment of Jonathan Hornsby as Vice President, Sales & Marketing, effective immediately.

Jonathan Hornsby brings over 20 years of experience in the endovascular aortic repair business. He has been instrumental in several product launches, including Medtronic’s Endurant stent graft and Endologix’ Nellix endovascular aneurysm sealing system. He joins Lombard from Endologix (NASDAQ: ELGX) where he served as Sales Director and European Aortic Therapy Director. Prior to his five years at Endologix, Hornsby spent 12 years in Medtronic’s endovascular business.

Kurt Lemvigh, Chief Executive Officer, commented, “Jonathan is a world-class executive and a welcome addition to our team. He brings a combination of extensive endovascular clinical and UK market knowledge to Lombard. We anticipate he will greatly strengthen our direct sales efforts in the UK and will be a valuable asset in support of our international distribution activities.”

Hornsby stated, “This role is a great opportunity for me to be part of an agile company with a vision to capitalize on the emerging Asian markets and other international geographies. The fact that we are UK-based provides our local customers with an opportunity to actually see the product being manufactured and engage with our workforce. I’m delighted to become part of this committed team.”

About Lombard Medical, Inc.

Lombard Medical, Inc., based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated May 1, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Kurt Lemvigh, +44 (0)1235 750 800
Chief Executive Officer